Corporate Headquarters
11 Raymond Avenue • Poughkeepsie, NY 12603
845.485-3338 tel • 845.622.3638 fax

VIA EDGAR SUBMISSION AND FACSIMILE

March 12, 2012

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:      Sebastian Gomez Abero, Special Counsel

RE:          Gilman Ciocia, Inc.
Form 10-K for the year ended June 30, 2011 (the “2011 Form 10-K”)
Filed September 28, 2011
File No. 000-22996

Dear Mr. Abero:

This letter is being furnished in response to the comments contained in the letter dated February 29, 2012 (the “Letter”) from you on behalf of Suzanne Hayes, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”) to me as Principal Financial and Chief Accounting Officer of Gilman Ciocia, Inc. (the “Company”).  The Company’s responses are keyed to the sequential numbering of the comments and the headings used in the Letter and are italicized for your easy reference.

Form 10-K for the year ended June 30, 2011

General

1.  Please add risk factor disclosure that explains the supervisory restrictions imposed on your chief executive officer pursuant to the Settlement Order with the Commission dated March 16, 2011 and the attendant risks. We also note from your disclosure on page 15 that Mr. Ryan had the right to reapply for supervisory capacity after one year. Please clarify in future filings whether Mr. Ryan has done so and what the result of the reapplication was.

Sebastian Gomez Abero, Special Counsel
United States Securities and Exchange Commission
March 12, 2012

As requested, we undertake to add the following risk factor in future filings.

Risk Factor:

In the event Michael Ryan, the Company’s Chief Executive Officer and President, violates the supervisory restrictions imposed by an SEC Administrative Law Judge, sanctions could be imposed against Mr. Ryan and on the Company.

On June 25, 2010, an SEC Administrative Law Judge issued a decision which became effective on August 5, 2010 concerning Mr. Ryan prohibiting him from serving in a supervisory capacity with any broker, dealer, or investment adviser, including our wholly-owned subsidiaries, AFP and PCS, with the right to reapply after one year.   Mr. Ryan has not reapplied for a new supervisory license.

Mr. Ryan continues to serve as the President and CEO of the Company.  To insure that Mr. Ryan does not violate the supervisory restrictions contained in the decision, our Board of Directors have imposed a restriction on Mr. Ryan that prohibits him from exercising any supervisory authority over PCS and AFP, their activities or representatives, including our employees in their capacity as PCS representatives.  Our Board of Directors has delegated to Carole Enisman, Executive Vice President of Operations, any issue that could potentially impact the conduct or employment of a PCS or AFP registered representative in his or her capacity as a PCS or AFP registered representative.  Ms. Enisman has been instructed that with respect to any such issue, she reports to our Board of Directors, and not to Mr. Ryan as President of Gilman Ciocia, Inc.

In addition, we will clarify in future filings whether Michael Ryan has reapplied for supervisory capacity with any broker, dealer, or investment adviser and discuss the results of such application.

Item 3. Legal Proceedings, page 14

2.   We note that pursuant to the Settlement Order with the Commission dated March 16, 2011, you have retained an independent compliance consultant to review your and your subsidiaries’ policies, practices and procedures related to variable annuities. Furthermore, we note your disclosure here that your subsidiary Asset & Financial Planning, Ltd. has implemented certain of the consultant’s recommendations as of July 2011, as well as your disclosure on page 22 that expenses for your subsidiary Prime Capital Services increased in 2011 as a result of changes in its compliance department. In future filings, please disclose the changes that you and your subsidiaries have made pursuant to the Settlement Order and the consultant’s recommendations and clarify whether there are any remaining changes that must be made to fully comply with the Order.

Sebastian Gomez Abero, Special Counsel
United States Securities and Exchange Commission
March 12, 2012

We hereby undertake to disclose, in future filings, the changes that we and our subsidiaries have made pursuant to the Settlement Order and the consultant’s recommendations and clarify whether there are any remaining changes that must be made to fully comply with the Order.

Item 11. Executive Compensation, page 32

Director Compensation, page 34

3.  Please expand your director compensation table to quantify under a new column heading “All Other Compensation” Mr. Ciocia’s employment compensation.

In future filings, we will expand our director compensation table to quantify under a new column heading “All Other Compensation” Mr. Ciocia’s employment compensation.  Mr. Ciocia’s employment compensation of $0.6 million in fiscal 2011 is disclosed in Item 13.  Accordingly, we do not believe that an amendment to the 2011 Form 10-K is necessary for the change to the director compensation table.

Item 13. Certain Relationships and Related Transactions…, page 40

4.   In future filings, please provide all required disclosure pursuant to Regulation S-K Item 404(a)(5). For example, we note that you have not provided certain information for outstanding promissory notes issued to related persons, including the largest aggregate amount of outstanding principal, the amount of principal paid, the amount of interest paid, and the rate or amount of interest payable during the reportable period.

In future filings, we will provide all required disclosure pursuant to Regulation S-K Item 404(a)(5).

Item 15. Exhibits and Financial Statement Schedules, page 42

5.  Please file as exhibits copies of the promissory notes described under Item 13 of Form 10-K.

In future filings, we will file as exhibits copies of the promissory notes described under Item 13 of Form 10-K.  While we agree that annexing the exhibits is appropriate, we do not believe that an amendment to the 2011 Form 10-K is necessary.

Sebastian Gomez Abero, Special Counsel
United States Securities and Exchange Commission
March 12, 2012

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses above, please feel free to contact me at 845-485-3338, extension 4265.

Sincerely,

/s/ Jay Palma

Jay Palma
Principal Financial and Chief Accounting Officer
Gilman Ciocia, Inc.